Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 4, 2009.
Prospectus Supplement to the Prospectus dated April 6, 2009
and the Prospectus Supplement dated April 6, 2009 — No

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Leveraged Commodity-Linked Notes due (Linked to the Price of Gold)

     The notes will not bear interest. The amount that you will be paid on your notes, if any, on the stated maturity date (which will be set on the trade date and is expected to be 12 months and one week after the original issue date, subject to adjustment) is based on the relative change in the price of gold, as measured on the trade date and the determination date (which will be set on the trade date and is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment). As more fully described below, the return on your notes is not linked to the price of gold on a one-to-one basis and is subject to a cap on the upside appreciation, while you could lose your entire investment in the notes if the price of gold (as described herein) decreases to zero.

     On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash, if any, equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the price of gold, which we refer to as the gold return.

     The gold return will be determined as follows: First, we will subtract the initial gold price (which will be set on the trade date) from the final gold price (which will be the price of gold on the determination date, subject to adjustment). Then, we will divide the result by the initial gold price, and express the resulting fraction as a percentage.

     The cash settlement amount for each $1,000 face amount of your notes will then be calculated as follows:

  if the gold return is positive (the final gold price is greater than the initial gold price), an amount equal to the sum of $1,000 plus the product of 2.67 multiplied by the gold return multiplied by $1,000, subject to a cap on the gold return of 115.00%; or

  if the gold return is negative (the final gold price is less than the initial gold price), an amount equal to the sum of $1,000 plus the product of the gold return multiplied by $1,000;

  if the gold return is zero (the final gold price equals the initial gold price), $1,000.

     You could lose your entire investment in your notes if the final gold price is zero. If the final gold price is less than the initial gold price, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes. Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,400.50. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-13.

     Your investment in your notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through August    , 2009. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date): , 2009	Original issue price: % of the face amount
Underwriting discount: % of the face amount	Net proceeds to the issuer: % of the face amount

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated               , 2009.

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “notes”. Each of the notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-13. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Price of gold: the London PM Gold Fixing by the London Bullion Market Association (Bloomberg: “GOLDLNPM”) (or any official successor thereto), as published on any trading day; see “Price of Gold” on page S-14

Face amount: each note will have a face amount of $1,000 or integral multiples of $1,000 in excess thereof; $           in the aggregate for all the notes; the aggregate face amount of the notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the trade date but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash, if any, equal to the cash settlement amount

Cash settlement amount:

  if the final gold price is greater than or equal to the cap price, the maximum settlement amount;

  if the final gold price is greater than the initial gold price but less than the cap price, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the gold return;

  if the final gold price is equal to or less than the initial gold price, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the gold return

Initial gold price (to be set on the trade date):

Final gold price: the price of gold on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Consequences of a Market Disruption Event” on page S-14 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance of the Price of Gold” on page S-15

Gold return: the quotient of (1) the final gold price minus the initial gold price divided by (2) the initial gold price, expressed as a percentage

Participation rate: 267%

Cap price: 115% of the initial gold price

Maximum settlement amount: $1,400.50

Trade date:

Original issue date (settlement date): expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be 12 months and one week after the original issue date, unless postponed as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Stated Maturity Date” on page S-14

Determination date (to be set on the trade date): a specified date that is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, unless postponed as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Determination Date” on page S-14

Business day: as described on page S-16

Trading day: as described on page S-16

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

Calculation agent: Goldman Sachs International

CUSIP:

ISIN:

HYPOTHETICAL EXAMPLES

     The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical prices of gold on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

     The examples below are based on a range of final gold prices that are entirely hypothetical; no one can predict what the price of gold will be on any day throughout the life of your notes, and no one can predict what the final gold price will be on the determination date. Gold has been highly volatile in the past — meaning that the price of gold has changed considerably in relatively short periods — and its price cannot be predicted for any future period.

     The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of gold. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-7. The information in the table also reflects the key terms and assumptions provided in the box below.

Key Terms and Assumptions
Face amount	$1,000
Participation rate	267%
Cap price	115% of the initial gold price
Maximum settlement amount	$1,400.50
Neither a market disruption event with respect to the price of gold nor a non-trading day occurs or is continuing on the originally scheduled determination date
Notes purchased on original issue date and held to the stated maturity date

     Moreover, we have not yet set the initial gold price, which will serve as the baseline for determining the gold return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial gold price may differ substantially from the price of gold prior to the trade date.

     For these reasons, the actual price of gold over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of gold shown elsewhere in this prospectus supplement. For information about the historical prices of gold during recent periods, see “Gold — Historical High, Low and Closing Prices of Gold” below. Before investing in the notes, you should consult publicly available information to determine the prices of gold between the date of this prospectus supplement and the date of your purchase of the notes.

     Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

     The prices in the left column of the table below represent hypothetical final gold prices and are expressed as percentages of the initial gold price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final gold price (expressed as a percentage of the initial gold price), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final gold price (expressed as a percentage of the initial gold price) and the assumptions noted above.

Hypothetical Final Gold Price (as Percentage of Initial Gold Price)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	140.05%
150.00%	140.05%
140.00%	140.05%
120.00%	140.05%
115.00%	140.05%
110.00%	126.70%
105.00%	113.35%
101.00%	102.67%
100.00%	100.00%
90.00%	90.00%
70.00%	70.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

     If, for example, the final gold price were determined to be 25.00% of the initial gold price, the payment amount that we would deliver on your notes at maturity would be 25.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 75.00% of your investment. In addition, if the final gold price were determined to be 150.00% of the initial gold price, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 140.05% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final gold price over 115.00% of the initial gold price.

     The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final gold price (expressed as a percentage of the initial gold price) were any of the hypothetical prices shown on the horizontal axis. The chart shows that any hypothetical final gold price (expressed as a percentage of the initial gold price) of less than 100.00% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final gold price (expressed as a percentage of the initial gold price) of greater than 115.00% (the section right of the 115.00% marker on the horizontal axis) would result in a capped return on your investment.

     The payment amounts shown above are entirely hypothetical; they are based on prices of gold that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” on page S-8.

     We cannot predict the actual final gold price on the determination date or the market value of your notes, nor can we predict the relationship between the price of gold and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual initial gold price, cap price and maximum settlement amount we will set on the trade date and the actual final gold price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

     An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in gold. You should carefully consider whether the notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through August    , 2009. After August    , 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit rating or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

     You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the relative price of gold as measured by comparing the initial gold price to the price of gold on the determination date. To the extent the gold return is negative, the cash payment on your notes on the stated maturity date will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes.

     Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

     You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

     Your ability to participate in any change in the value of the gold over the life of your notes will be limited because of the cap price, which is 115.00% of the initial gold price. The cap price will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price of gold may rise beyond the cap price over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in gold.

     The Amount Payable on Your Notes Is Not Linked to the Price of Gold at Any Time Other than the Determination Date

     The final gold price will be based on the price of gold on the determination date (subject to adjustment as described elsewhere in this prospectus supplement). Therefore, even if the price of gold had gone up prior to the determination date, if the price of gold dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the price of gold prior to such drop in the price of gold. Although the actual price of gold on the stated maturity date or at other times during the life of your notes may be higher than the final gold price, you will not benefit from the price of gold at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

     At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Market Value of Your Notes May Be Influenced by Many Factors

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

  the price of gold relative to the cap price and the initial gold price, the maximum settlement amount and the participation rate;

  the volatility – i.e., the frequency and magnitude of changes in the price of gold;

  economic, financial, regulatory and political, military or other events that affect commodity markets generally and the market segments of which gold is a part, and which may affect the price of gold;

  interest rate and yield rates in the market;

  the time remaining until your notes mature; and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

     You cannot predict future changes in the price of gold based on historical changes in the price of gold. The actual changes in the price of gold over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical prices of gold or to the hypothetical return examples shown elsewhere in this prospectus supplement.

The Price of Gold May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways.

     The price of gold has fluctuated widely in recent years. Among the factors that may affect the price of gold and the value of your notes in varying ways are:

  global gold supply and demand, which is influenced by such factors as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia;

  investors’ expectations with respect to the rate of inflation;

  currency exchange rates;

  interest rates;

  governmental programs and policies;

  investment and trading activities of hedge funds and commodity funds; and

  global or regional political, economic or financial events and situations.

Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of Gold, Which Could Affect the Price of Gold and May Adversely Affect the Value of An Investment in the Notes.

     Many investors, institutions, governments and others purchase and sell gold as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of gold by market participants may affect the price of gold, which could adversely affect the value of an investment in the notes.

Substantial Sales of Gold by Governments or Public Sector Entities Could Result in Price Decreases, Which Would Adversely Affect the Value of an Investment in the Notes.

     Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold gold as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell gold, in a coordinated or uncoordinated manner, the resulting purchases could cause the price of gold to decrease substantially, which could adversely affect the value of an investment in the notes.

An Investment in the Notes is Subject to Risks Associated with the London Bullion Market Association and the London Bullion Market.

     Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (“LBMA”) quote prices. Investments in commodities that are traded on non-U.S. markets involve risks associated with the markets in those countries, including risks of volatility and governmental intervention in those markets. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the U.K. Financial Services Authority and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the final gold price, as well as the value of the notes, may be affected. The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

You Will Not Have Any Rights Against the Publishers of the Price of Gold

     You will have no rights against the publishers of the price of gold, even though the amount you receive at maturity, if any, will depend on the percentage change in the price of gold from the trading date to the determination date. The publishers of the price of gold are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes. You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold or options, swaps or futures, based upon the price of gold.

If the Price of Gold Changes, the Market Value of Your Notes May Not Change in the Same Manner

     Your notes may trade quite differently from changes in the price of gold. Changes in the price of gold may not result in a comparable change in the market value of your notes. In part, this is because your notes are subject to a maximum settlement amount of $1,400.50. The market value of your notes likely will be less than it would have been had your notes not been subject to a maximum settlement amount. Even if the price of gold increases above the initial gold price during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to Gold and Gold Contracts May Adversely Affect the Value of Your Notes

     Goldman, Sachs & Co. and its affiliates actively trade commodities contracts on gold and options on commodities contracts on gold, over-the-counter contracts on gold and other instruments and derivative products based on numerous other commodities. Goldman, Sachs & Co. and its affiliates also trade instruments and derivative products based on gold. Trading in any of the foregoing by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of gold which could in turn affect the return on and the value of your notes.

     Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the value of gold.

     Although we are not obligated to do so, we expect to hedge our obligations under the notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns linked to gold.

You Have No Rights with Respect to Gold or Rights to Receive Any Gold

     Investing in your notes will not make you a holder of gold. Neither you nor any other holder or owner of your notes will have any rights with respect to gold. Any amounts payable on your notes will be made in cash, and you will have no right to receive gold.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

     As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to gold and gold contracts that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. These trading activities, if they influence the price of gold or any other factor that may affect the amount that may be paid on the stated maturity date could be adverse to your interests as a beneficial owner of your notes.

     As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive on the Stated Maturity Date

     As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the final gold price on the determination date, which we will use to determine the amount we will pay, if any, on the stated maturity date; market disruption events; non-trading days; the determination date; the stated maturity date; the default amount and any amount payable on your notes. See “Specific Terms of Your Notes” below. The calculation agent also has discretion in making certain adjustments relating to discontinuation of the price of gold. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present

Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Suspensions or Disruptions of Market Trading in Gold May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors.

     If a market disruption event has occurred with respect to the price of gold, the calculation agent will determine the final gold price as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below. Under the circumstances described above, the price of gold and the value of your notes may be adversely affected.

     If a market disruption event with respect to gold has not ceased by the last possible day, the determination date may be postponed, the calculation agent will calculate the final gold price and the amount payable on your notes on the determination date as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below. Accordingly, the calculation of your payment may be delayed beyond what would otherwise be the determination date and may be subject to the judgment of the calculation agent.

Your Notes May Not Have an Active Trading Market

     Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

     If the calculation agent determines that, on the date that would otherwise be the determination date, a market disruption event with respect to the price of gold has occurred or is continuing or that day is not a trading day, the determination date will be postponed until the first trading day on which the market disruption event with respect to the price of gold has ceased. In no cases, however, will such applicable date be postponed by more than five scheduled business days from the originally scheduled determination date. Moreover, if the determination date is postponed to the last possible day, but the market disruption event with respect to the price of gold has not ceased by that day or that day is not a trading day, that day will nevertheless be the determination date. In such a case, the calculation agent will determine the final gold price based on the procedures described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

     The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

     The Internal Revenue Service announced on December 7, 2007 that it is considering the tax treatment of an instrument such as your notes, which could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. will treat the notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-21 below unless and until there is further guidance from Congress, the Treasury Department and the Internal Revenue Service. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

     We refer to the notes we are offering by this prospectus supplement as the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to the Medium-Term Notes, Series D program, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

     The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

     This prospectus supplement summarizes specific financial and other terms that apply to the notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

     In addition to those terms described on the front cover page and in “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

     No interest: we will not pay interest on your notes

     Specified currency:

  U.S. dollars (“$”)

     Form of note:

  global form only: yes, at DTC

  non-global form available: no

     Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

     Defeasance applies as follows:

  full defeasance: no

  covenant defeasance: no

     Other terms:

  the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below a trading day for your notes will be as described under “— Special Calculation Provisions” below

     Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the trade date, at issue prices, underwriting discounts or commissions and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuances and sales of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

     We describe the terms of your notes in more detail below.

Price of Gold

     In this prospectus supplement, when we refer to the price of gold, we mean The London PM Gold Fixing by the London Bullion Market Association (Bloomberg: “GOLDLNPM”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of Gold” below.

Payment on Stated Maturity Date

     On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash, if any, equal to the cash settlement amount. The cash settlement amount will equal:

  if the final gold price is greater than or equal to the cap price, the maximum settlement amount;

  if the final gold price is greater than the initial gold price but less than the cap price, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the gold return;

  if the final gold price is equal to or less than the initial gold price, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the gold return.

     The initial gold price will be set on the trade date. The calculation agent will determine the final gold price, which will be the price of gold on the determination date, subject to adjustment in certain circumstances described under “Consequences of a Market Disruption Event” and “— Discontinuance of the Price of Gold” below.

     The cap price is 115% of the initial gold price. The maximum settlement is $1,400.50 for each $1,000 face amount.

     The participation rate will be 267%. The gold return will equal the quotient of (1) the final gold price minus the initial gold price divided by (2) the initial gold price, expressed as a percentage.

     The amount payable on your notes on the stated maturity date, if any, will be based on the price of gold on the determination date (subject to adjustment), which we call the final gold price. If the final gold price is greater than the initial gold price — i.e., the gold return is positive due to an increase in the price of gold — you will participate in any such increase on a leveraged basis, subject to the maximum settlement amount. On the other hand, if the final gold price is less than the initial gold price due to a decrease in the price of gold, you will lose some or all of the principal in your notes, and may receive no payment at all on the stated maturity date.

Stated maturity date

     The stated maturity date will be set on the trade date and is expected to be 12 months and one week after the original issue date, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Determination date

     The determination date will be set on the trade date and is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, unless the calculation agent determines that a market disruption event with respect to the price of gold occurs or is continuing on that day or that day is otherwise not a trading day. In that event, the determination date will be the day on which the price of gold is available, as described in “— Consequences of a Market Disruption Event” below. In no event, however, will the determination date be postponed by more than five scheduled business days. The determination date for your notes will not occur on a day that is not a trading day, except as described in the immediately preceding sentence.

Consequences of a Market Disruption Event

     If a market disruption event relating to the price of gold occurs or is continuing on the originally scheduled determination date (if that day is not a trading day, then the following trading day), the calculation agent will calculate the final gold price by using the price of gold on the first succeeding trading day on which no market disruption event occurs or is continuing with respect to gold; provided that, if such day occurs more than five scheduled business days after the originally scheduled determination date, the calculation agent shall determine the price of gold on the fifth scheduled business day after the originally scheduled determination date, as described under “— Discontinuance of the Price of Gold” below.

Discontinuance of the Price of Gold

     If the price of gold is not available on the last possible determination date because of a market disruption event or for any other reason, such final gold price and the amount payable on the stated maturity date shall be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

     All determinations and adjustments to be made by the calculation agent as described in this prospectus supplement with respect to the price of gold may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

     If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

     For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

     Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

     The calculation agent in its sole discretion will make all determinations in connection with the notes regarding the price of gold, market disruption events, discontinuance of the price of gold, business days, trading days, postponement of the determination date and the stated maturity date, the final gold price, the gold return, the default amount and the amount in cash, if any, to be paid on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

     Please note that Goldman Sachs International, our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provision

Business Day

     When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

     When we refer to a trading day with respect to your notes, we mean a day on which (1) the London Bullion Market Association is open for business and the index is calculated and published by London Bullion Market Association, (2) the calculation agent in London is open for business, and (3) the offices of Goldman, Sachs & Co. in New York are open for business.

Default Amount

     The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

     Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

     Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

  A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

     Any of the following will be a market disruption event on any given trading day:

  the failure of the London Bullion Market Association to announce or publish the London PM Gold Fixing, or the material suspension or limitation of trading in gold on the relevant market; or

  a material change in the calculation of the London PM Gold Fixing.

USE OF PROCEEDS AND HEDGING

     We expect to use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

     In anticipation of the sale of the notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of gold, listed or over-the-counter options, futures, and other instruments linked to gold and indices designed to track the performance of the relevant gold markets or components of such markets on or before the trade date. In addition, from time to time after we issue the notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the notes and perhaps in connection with other commodity- or index-linked notes we issue, some of which may have returns linked to gold. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

  expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to gold,

  may take or dispose of positions in gold or contracts relating thereto,

  may take or dispose of positions in listed or over-the-counter options or other instruments based on gold designed to track the performance of the relevant commodities markets or components of such markets, and/or may take short positions in gold or other securities or instruments of the kind described above — i.e., we and/or our affiliates may sell securities, instruments or commodities of the kind that we do not own or that we borrow for delivery to purchaser.

     We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to gold. We expect these steps to involve sales of instruments linked to gold on or shortly before the determination date. These steps may also involve sales and/or purchases gold, or listed or over-the-counter options, futures or other instruments linked to gold or indices designed to track the performance of the gold markets. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above, including not acquiring any positions. Investors will not have knowledge about our hedging positions.

     The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to Gold and Gold Contracts May Adversely Affect the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

GOLD

Price of Gold

     In this prospectus supplement, when we refer to the price of gold, we mean The London PM Gold Fixing by the London Bullion Market Association (the “Fixing”) (Bloomberg: “GOLDLNPM”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of Gold” above.

     The Fixing is an internationally accepted benchmark for gold prices, which has been published under the auspices of the London Bullion Market Association (the “LBMA”) since 1919. It is conducted by telephone daily at approximately 3:00 p.m., London time, by the five Gold Fixing Members of the LBMA, all of whom are market making members of the LBMA: Bank of Nova Scotia – ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, NA and Société Generale. The Fixing price is quoted in U.S. dollars per troy ounce of gold.

     To arrive at the Fixing price, clients place orders with the dealing rooms of the Fixing Members, who net all orders before communicating their interest to their representative at the Fixing. The price is then adjusted to reflect whether there are more buyers or sellers at a given price until such time as supply and demand is seen to be balanced. Throughout the proceedings customers may change their orders, and the Fixing cannot be concluded while order changes are outstanding.

Historical Prices of Gold

     The price of gold has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the prices of gold during any period shown below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical prices of gold as an indication of future changes in the price of gold. We cannot give you any assurance that future changes in the price of gold will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to changes in the price of gold. Actual changes in the price of gold over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical prices shown below.

     The table below shows the high, low and final prices of gold for each of the four quarters of 2006, 2007, 2008 and the first two quarters of 2009 (through June 4, 2009). We obtained the prices listed in the table below from Bloomberg Financial Services, without independent verification.

Historical High, Low and Final Closing Prices of Gold

	High	Low	Last

2006
Quarter ended March 31	584.00	524.75	582.00
Quarter ended June 30	725.00	567.00	613.50
Quarter ended September 30	663.25	573.60	599.25
Quarter ended December 31	648.75	560.75	632.00
2007
Quarter ended March 31	685.75	608.40	661.75
Quarter ended June 30	691.40	642.10	650.50
Quarter ended September 30	743.00	648.75	743.00
Quarter ended December 31	841.10	725.50	833.75
2008
Quarter ended March 31	1011.25	846.75	933.50
Quarter ended June 30	946.00	853.00	930.25
Quarter ended September 30	986.00	740.75	884.50
Quarter ended December 31	903.50	712.50	869.75
2009
Quarter ended March 31	989.00	810.00	916.50
Quarter ending June 30 (through June 4, 2009)	981.75	870.25	970.75

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

     The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

     This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  a bank;

  a life insurance company;

  a regulated investment company;

  a tax exempt organization;

  a person that owns a note as a hedge or that is hedged against interest rate risks;

  a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

  a person whose functional currency for tax purposes is not the U.S. dollar.

     Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

     Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

     This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

  a citizen or resident of the United States;

  a domestic corporation;

  an estate whose income is subject to United States federal income tax regardless of its source; or

  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid derivative contract linked to changes in the price of gold.

     If your notes are characterized as described above, your tax basis in your notes generally should equal your cost for your notes. Upon the sale or maturity of your notes, you should recognize gain or loss equal to the difference between the amount realized on the sale or maturity and your tax basis in your notes. Assuming that each of your notes is reasonably treated as a derivative contract as described above, any gain or loss should be treated as capital gain or loss. Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year. If you purchase your notes in the initial offering and do not sell your notes before the maturity date, you should generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the notes.

     There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

     Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

     If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the applicable original issue date, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.

     If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

     If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

     In addition, the Internal Revenue Service could assert that you should be treated as if you were holding directly the underlying gold bullions. Gains recognized by individuals from the sale of “collectibles,” including gold bullion, held for more than one year are taxed at a maximum rate of 28%, rather than the 15% rate applicable to most other long-term capital gains. Under this treatment, you would be subject to a maximum rate of 28% on the gains you recognize upon the sale or other disposition, if you hold your notes for more than one year, or upon the maturity of the notes.

     It is possible that the Internal Revenue Service could assert that, while your notes should generally be characterized as described above, the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income.

     It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

     Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Change in Law

     In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

     In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. The Goldman Sachs Group, Inc. intends to treat the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, or the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

     It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

     This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

  a nonresident alien individual;

  a foreign corporation; or

  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

     You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments (in which case you will not be subject to such withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.

     Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

     As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

     If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement.

     In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $          . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

     We expect to deliver the notes against payment therefor in New York, New York on           , 2009, which is expected to be the five scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially are expected to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-13
Use of Proceeds and Hedging	S-18
Gold	S-19
Supplemental Discussion of Federal Income Tax Consequences	S-21
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Leveraged Commodity-Linked Notes due
(Linked to the Price of Gold)

Medium-Term Notes, Series D

Goldman, Sachs & Co.